SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           Morton International, Inc.
             (Exact name of registrant as specified in its charter)


                Indiana                               36-4140798
       (State of incorporation)            (IRS Employer Identification No.)

                           100 North Riverside Plaza
                          Chicago, Illinois 60606-1596
              (Address of principal executive offices) (Zip Code)

If this form relates to the              If this form relates to the
registration of a class of securities    registration of a class of securitities
pursuant to Section 12(b) of the         pursuant to Section 12(g) of the
Exchange Act and is effective            Exchange Act and is effective
pursuant to General Instruction          pursuant to General Instruction
A.(c), please check the                  A.(d), please check the following
following box. [X]                       box. [ ]



       Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class               Name of each exchange on which
        to be so registered               each class is to be registered
      ---------------------------        -------------------------------
     Preferred Share Purchase Rights         New York Stock Exchange



       Securities to be registered pursuant to Section 12(g) of the Act:

                                     NONE

                               (Title of Class)

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      Item 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

            Morton International, Inc. (the "Company") and First Chicago Trust Company of New York (the "Rights Agent") entered into Amendment No. 1 (the "First Amendment"), dated as of January 31, 1999, to the Rights Agreement, dated as of April 24, 1997, between the Company and the Rights Agent (the "Rights Agreement"). On April 24, 1997, the Board of Directors of the Company (the "Board") declared a dividend of one preferred share purchase right (a "Right") for each share of common stock, par value $1.00 per share ("Common Shares"), of the Company outstanding on April 30, 1997. The dividend was paid in connection with the distribution of the Company's capital stock to the shareholders of record of Autoliv ASP, Inc. (formerly named Morton International, Inc.) on April 30, 1997. The description and terms of the Rights are set forth in the Rights Agreement, as amended by the First Amendment.

            Rights Agreement. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share ("Preferred Stock"), at a price of $105 (the "Purchase Price"), subject to adjustment.

            Until the earlier to occur of (a) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding Common Shares (an "Acquiring Person") or (b) 10 business days (or such later date as may be determined by action of the Board prior to such time as any person or group becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Common Shares (the earlier of such dates being called the "Rights Separation Date"), the Rights will be evidenced by the book-entry account credits representing Common Shares.

            The Rights Agreement provides that, until the Rights Separation Date, the Rights will be transferred with and only with the Common Shares. Any certificates representing Common Shares requested by shareholders and issued after the Rights Separation Date will contain a notation incorporating the Rights Agreement by reference. As soon as practicable following the Rights Separation Date, a separate book-entry notation evidencing the Rights (the "Right Notation") will be made to the share accounts of holders of record of the Common Shares as of the close of business on the Rights Separation Date and such separate Right Notations alone will evidence the Rights.

            The Rights are not exercisable until the Rights Separation Date.
The Rights Agreement provides that the Rights will expire on April 30, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

            The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (a) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (b) upon the grant to holders of the shares of Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Preferred Stock at a price, or securities convertible into shares of Preferred Stock with a conversion price, less than the then current market price of the shares of Preferred Stock or (c) upon the distribution to holders of the shares of Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Preferred Stock) or of subscription rights or warrants (other than those referred to above).

            The number of outstanding Rights and the number of one one-hundredths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Rights Separation Date.

            Shares of Preferred Stock purchasable upon exercise of the Rights are not redeemable. Each share of Preferred Stock is entitled to a minimum preferential quarterly dividend payment of $1 per share but is entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of shares of Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each share of Preferred Stock has 100 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

            Because of the nature of their dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximates the value of one Common Share.

            In the event that, after the Rights Separation Date, the Company is acquired in a merger or other business combination transaction, or if 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes the beneficial owner of 20% or more of the outstanding Common Shares, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

            At any time after the aquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of Preferred Stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

            With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the shares of Preferred Stock on the last trading day prior to the date of exercise.

            At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares, the Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board, in its sole discretion, may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

            The terms of the Rights may be amended by the Board without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (a) any percentage greater than the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (b) 10%, except that, from and after such time as any person becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

            The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 20% or more of the Common Shares.

            The Rights Agreement specifying the terms of the Rights was filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 2, 1997 and is incorporated herein by reference. The terms of the Preferred Stock are set forth in the Company's Restated Articles of Incorporation, filed as Exhibit (3)(a) to the Company's Report on Form 10-K for fiscal 1997.

            First Amendment to Rights Agreement. The Company and the Rights Agent entered into the First Amendment in connection with the Agreement and Plan of Merger, dated as of January 31, 1999, among Rohm and Haas Company, a Delaware corporation ("Rohm and Haas"), Gershwin Acquisition Corp., an Indiana corporation and a wholly-owed subsidiary of Rohm and Haas ("Merger Sub"), and the Company (the "Merger Agreement") pursuant to which (a) Merger Sub will commence an offer (the "Offer") to purchase for cash up to two-thirds of the issued and outstanding Common Shares and the associated Rights and (b) Merger Sub will be merged with and into the Company, with the Company as the surviving corporation in the merger (the "Merger"), all on the terms and subject to the conditions set forth in the Merger Agreement.

            The First Amendment provides, among other things, that neither
Rohm and Haas nor Merger Sub, nor any affiliate or associate of Rohm and Haas shall become an Acquiring Person, nor shall a Rights Separation Date occur, as a result of (i) the execution, delivery or performance of the Merger Agreement,
(ii) the announcement or making of the Offer, (iii) the acquisition of Common Shares pursuant to the Offer or the Merger or (iv) the consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement.

            The First  Amendment  also provides  that the Final  Expiration
Date will be the earlier of (a) April 30, 2007 and (b) immediately prior to the consummation of the Offer as contemplated by and in accordance with the Merger Agreement, or, if the Offer is not consummated, the Merger.

            The First Amendment also provides that Section 13 of the Rights Agreement, relating to changes in the terms of the Rights as a result of certain mergers, business combi-nations or sales of 50% or more of the consolidated assets or earning power of the Company, will not apply to the Merger.

            The foregoing summary description of the First Amendment is qualified in its entirety by reference to the full text of the First Amendment, which is filed as Exhibit 2 hereto and is incorporated herein by reference.



Item 2.  EXHIBITS.

        1. Rights Agreement, dated as of April 24, 1997, between Morton International, Inc. (formerly named New Morton International, Inc.) and First Chicago Trust Company of New York, as Rights Agent (incorporated by reference to Exhibit 10.1 to Morton
           International, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 2, 1997).

       2. Amendment No. 1, dated as of January 31, 1999, to Rights Agreement, dated as of April 24, 1997, between Morton International, Inc. and First Chicago Trust Company of New York, as Rights Agent
           (filed herewith).

                                 SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated:  February 4, 1999



                                    MORTON INTERNATIONAL, INC.

                                    By: /s/ Raymond P. Buschmann
                                        Name:  Raymond P. Buschmann
                                        Title: Vice President for Legal
                                               Affairs, General Counsel
                                               and Secretary

                                  EXHIBIT LIST


No.

 1. Rights Agreement, dated as of April 24, 1997, between Morton International, Inc. (formerly named New Morton International, Inc.) and First Chicago Trust Company of New York, as Rights Agent (incorporated by reference to Exhibit 10.1 to Morton International, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 2, 1997).

 2. Amendment No. 1, dated as of January 31, 1999, to Rights Agreement, dated as of April 24, 1997, between Morton International, Inc. and First Chicago Trust Company of New York, as Rights Agent (filed herewith).






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